K. Michael Carlton

+1.202.373.6070

michael.carlton@morganlewis.com

August 21, 2019

VIA EDGAR

Ms. Marianne Dobelbower
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Cambria ETF Trust

File Nos. 333-180879 and 811-22704

Dear Ms. Dobelbower:

On behalf of our client, Cambria ETF Trust (the “Trust” or the “Registrant”), we are responding to Staff comments we received orally on August 14, 2019 regarding the Trust’s Post-Effective Amendment No. 85 (PEA No. 85), which was filed with the U.S. Securities and Exchange Commission (“SEC”) on June 28, 2019 for the purpose of reflecting changes to the investment objective and principal investment strategy of the Cambria Global Asset Allocation ETF (GAA) and Cambria Trinity ETF (TRTY) (each, a “Fund” and, together, the “Funds”). The Staff’s comments and the Trust’s responses are set forth below. Capitalized terms used, but not defined, herein have the same meaning given to them in the Trust’s registration statement.

Prospectus – Both Funds

1.	Comment: Please provide the Staff with the details of each Fund’s fee table via correspondence approximately five days prior to filing the definitive registration statement.

Response: Each Fund’s completed fee table is set forth in Appendix A.

2.	Comment: The Staff notes that the Registrant has added new disclosure to the first paragraph under the “Principal Risks” section in each Fund Summary. The new disclosure notifies investors that each risk listed alphabetically under this section is a principal risk of investing in a Fund regardless of the order in which it appears. The Staff, however, reiterates its prior comment that the Registrant consider reorganizing each Fund’s risk disclosure by importance of risk, rather than alphabetically. The Staff suggests that each Fund prioritize risks based on the likelihood that a risk will impact a Fund’s NAV, yield or total return.

Morgan, Lewis & Bockius llp
1111 Pennsylvania Avenue, NW
Washington, DC 20004	+1.202.739.3000
United States	+1.202.739.3001

August 21, 2019

Response: The Registrant believes that each risk disclosed in response to Item 4(b) of Form N-1A is a principal risk of the Fund and that each such risk is relevant for investors. Further, the Registrant is not aware of any requirement in Form N-1A that requires a fund’s principal risks to be set forth in any particular order. More importantly, the Trust believes that ordering the risks alphabetically makes it easier for investors to find applicable risk factors and compare them across funds. Finally, the Registrant believes that seeking to order risks based on an inherently subjective determination of each risk’s relative risk to the Fund is potentially misleading.

Prospectus – GAA

3.	Comment: Consider revising the Fund’s investment objective to delete the following language, which the Staff considers more appropriate for inclusion in the Fund’s principal investment strategy: “from investments in exchange-traded vehicles that provide exposure to equity and fixed income securities, real estate, commodities and currencies.”

Response: The requested change has been made.

4.	Comment: Please revise the disclosure to define or describe what are “drawdowns,” as referenced in the first sentence of the Fund’s “Principal Investment Strategies” section.

Response: A “drawdown” refers to the Fund’s downside volatility as a measurement of the peak-to-trough decline of the Fund’s performance. Here, the Fund seeks to maintain manageable drawdowns through its diversified exposure to all major asset classes and the various regions, countries and sectors around the globe. To clarify, the Registrant has replaced the first sentence of the Fund’s “Principal Investment Strategies” section with the following disclosure:

The Fund is designed to provide absolute positive returns with reduced downside volatility, manageable risk, and smaller drawdowns (i.e., peak-to-trough declines in performance) by identifying an investable portfolio of exchange-traded vehicles that provide diversified exposure to all of the major asset classes in the various regions, countries and sectors around the globe.

Prospectus – TRTY

5.	Comment: Consider revising the Fund’s investment objective to delete the following language, which the Staff considers more appropriate for inclusion in the Fund’s principal investment strategy: “from investments in exchange-traded vehicles that provide exposure to the major asset classes in the various regions, countries and sectors around the globe.”

Response: The requested change has been made.

6.	Comment: Consider revising the disclosure in the second paragraph of the Fund’s “Principal Investment Strategies” section to define the “value” factor given that the “momentum” and “trend following” factors are defined.

August 21, 2019

Response: The Registrant has revised the Fund’s “Principal Investment Strategies” section to include the following disclosure:

The Fund invests in Underlying Vehicles that seek exposure to undervalued markets, according to various valuation metrics, such as the cyclically adjusted price-to-earnings ratio, commonly known as the “CAPE Shiller P/E ratio, while seeking to avoid overvalued markets through the use of systematic quantitative screens.

7.	Comment: The Staff notes that the last sentence of the second paragraph under the Fund’s “Principal Investment Strategies” section discusses the Fund’s allocation to various asset classes. Please revise the disclosure to clarify that these percentage refer to the Fund’s target allocations rather than describe the Fund’s current allocation to various asset classes as of a set date.

Response: The Registrant has replaced the last two sentences in the second paragraph of the Fund’s “Principal Investment Strategies” section with the following:

Under normal market conditions, Cambria Investment Management, L.P., the Fund’s investment adviser (“Cambria” or the “Adviser”), selects Underlying Vehicles that provide the Fund with a targeted allocation of approximately 25% of its portfolio to equity securities, 25% to fixed income securities, 35% to trend following strategies, and 10% to other asset classes such as currencies and real assets, including commodities, listed derivatives, and real estate. As of August 21, 2019, the Fund invests in 17 Underlying Vehicles that provide investment exposure to these various asset classes and strategies.

*  *  *  *  *

If you have any additional questions or comments, please do not hesitate to contact me at (202) 373-6070.

Sincerely,

/s/ K. Michael Carlton

K. Michael Carlton

cc:	W. John McGuire, Esq.

August 21, 2019

Appendix A

Cambria Global Asset Allocation ETF

Annual Fund Operating Expenses (EXPENSES THAT YOU PAY EACH YEAR AS A PERCENTAGE OF THE VALUE OF YOUR INVESTMENT)

Management Fee:	0.00%
Distribution and/or Service (12b-1) fees:	0.00%
Acquired Fund Fees and Expenses:	0.34%
Other Expenses:	0.00%
Total Annual Fund Operating Expenses:	0.34%

Cambria Trinity ETF

Annual Fund Operating Expenses (EXPENSES THAT YOU PAY EACH YEAR AS A PERCENTAGE OF THE VALUE OF YOUR INVESTMENT)

Management Fee:	0.00%
Distribution and/or Service (12b-1) fees:	0.00%
Acquired Fund Fees and Expenses:	0.48%
Other Expenses:	0.00%
Total Annual Fund Operating Expenses:	0.48%